UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
May 1, 2017

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 28, 2017, Fly Leasing Limited (the “Company”) completed an amendment of its senior secured term loan (the “Term Loan”) to (i) reduce the margin from 2.75% to 2.25%, (ii) eliminate the LIBOR floor of 0.75%, (iii) extend the maturity date from February 2022 to February 2023 and (iv) remove its obligation to obtain local law mortgages as security in respect of any aircraft. The Company also upsized the Term Loan by $50.0 million. The proceeds are held in an escrow account and will be used to refinance four aircraft currently financed under the Company’s CBA Facility. In addition, until October 2017, the Term Loan can be prepaid in whole or in part for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be prepaid in whole or in part at par. All other terms and conditions of the Term Loan remain the same.

Exhibit

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title

10.1
Third Amendment to Credit Agreement, dated as of April 28, 2017, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date:	May 1, 2017	By:	/s/ Colm Barrington
Colm Barrington Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit	Title

10.1
Third Amendment to Credit Agreement, dated as of April 28, 2017, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent.